September 14, 2004


Via facsimile and U.S. Mail

Mr. William F. Webster
President
Lakeside Mortgage Fund, LLC
443 Redding Drive, Suite 240
Redding, CA  96002

        Re:  Lakeside Mortgage Fun, LLC
     	        Amendment No. 1 to Form 10-SB
                    File No. 0-50893
	        Filed on October 6, 2004

Dear Mr. Webster:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






    	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Description of Business
Introduction - page 2

	1. 	Revise the last sentence of the first paragraph to clarify
that September 2003 was when funds from your sale of units were released from escrow.

2.	The staff notes that funds were being raised pursuant to an
intrastate offering beginning February 24, 2003. However, the offering circular filed as an exhibit is dated March 1, 2004. Please supplementally reconcile this situation.

3.	Where you discuss your offering in detail, disclose how you are selling the units and disclose the amount of broker or other commissions paid on the proceeds. In addition, supplementally advise the staff as to whom the commissions were paid and whether or not they were affiliates of the Company. Please also supplementally advise the staff why the name of the broker/dealer was not included in the most recent offering circular since the Company had an agreement in place at that time.

4.	Revise the first paragraph on page 4 to clarify how members
receive profits. In this regard, explain, if true, that members are credited with their entire investment but are not eligible for any profits until their investment is invested in mortgage loans. Noting that a significant amount of funds are uninvested at 3/31/04, revise to explain how members are notified that their investments have been invested. Explain what happens to the earnings resulting from non-mortgage investments.



5.	It appears that you, Mr. Webster may be the sole person, or one of a few, involved in all of Lakeside`s operations and those of affiliated companies with which Lakeside deals. Please revise this section to disclose the extent of this situation.

6.	Where appropriate, in one place, identify and describe all of the various companies with which Lakeside and you, Mr. Webster, are associated, disclose any working relationships between these companies and describe your work for each. We note some related information such as at the top of page 12.

7. As warranted, provide disclosure that indicates your level of professional competence in each component business that supports
Lakeside.

8.	If significant, disclose the extent to which these companies are dependent upon each other for their business.

9.	If there are affiliated companies similar to Lakeside, disclose how it is decided which loans will be purchased or made by Lakeside.

10. Indicate the amount of time you spend working as manager of Lakeside and, if warranted, disclose the consequences to Lakeside should it lose your services, either as manger or in functions for other affiliated, related companies.

11. Where appropriate, disclose whether the manager has waived any payments. Also, give the dollar amount of any waived payments.

Results of Operations - page 4

12. Revise the second paragraph to disclose whether or not all borrowers are current on their payments as of June 30, 2004. Discuss any problems.

13. Revise to disclose whether the loans are all newly originated and, if not, indicate when originated.

Company Lending Standards ...page 5

14. Much of this section reads prospectively, as if you have not conducted any business. This is also true in other places.
Carefully revise each section to reflect your actual practice. Note, for example, the following matters.


15. At June 30, 20040/04, give the average term of loans, average rate, average LTV, and, whether or not they are current as to principal and interest and the payment terms.

	16. Revise the appraisal paragraph on page 7 to disclose if any loans have been made without independent appraisals and, if so, provide the details. In addition, disclose the Company policies without regard to updating the appraisals during the loan term.

17. Revise Item 3 to disclose the amount collaterized by first deeds of trust, second, etc.

	18. Revise Item 8 to indicate the number and outstanding amounts of loans with affiliates as of June 30, 2004.

19. Revise Item E to disclose whether or not any of these activities have occurred as of June 30, 2004.

General Standards for Mortgage Loans - page 5

20. Please revise to disclose and discuss the commercial purposes for which you make loans.

21. Please revise to clarify your reference to investing in loans. Do you mean originate or purchase?

	22. Please revise to disclose and discuss the characteristics of the certain wrap-around loans in which you may invest.

Loan to Value Ratios - page 6

23. Please revise to clarify why market value analyses performed by someone other than an independent third party appraiser are of any value and discuss the significant risks associated with such reports. Discuss why such valuations are obtained since it appears management has sole discretion in loan making decisions.

Priority of Mortgages - page 7

24. Please revise to identify the types and amounts of loans made in which the proceeds where used to cure defaults under senior liens. Ensure you include updated disclosures in future periodic reports.


Loans to Related Parties - page 8

	25. Please revise to further discuss the manager`s obligation to purchase related party loans in default. Has the manager provided any financial guarantees such as pledged assets or letters of credit? Clarify how performance under this obligation will be perfected.

Reserve Fund - page 8

	26. Please revise to provide an expanded discussion of the circumstances under which this reserve could be created. Discuss how such a reserve would effect distributions to unit holders.

The Offering of Membership Interests - page 9

	27. Revise Item 3 to indicate how many of the 115 current members have opted for compounding and disclose whether those members have a priority over uninvested members funds with regard to first use, whether they immediately get an increase in their proportionate share of the profits.

	28. Where appropriate, disclose the total dollar amount of payments to unit holders and the percentage return, both as of June 30, 2004.

	29. Please revise to discuss what would happen if the permit issued by the California Department of Corporations was not renewed.

Plan of Distribution - page 11

	30. Supplementally advise the staff as to the authority for the manager to sell the units in the intrastate offering. As appropriate, specifically refer to Rule 3a4-1 of the Exchange Act.

Potential Conflicts of Interest - page 13

	31. Revise the disclosures on page 14 regarding loans to affiliates to disclose the interest rates on the loans, the terms, and whether they are current as to principal and interest as of 6/30/04. In addition, disclose the affiliated entity recipient of the second loan.






Company Loans to Related Parties - page 14

	32. Please revise the Business section to discuss loan participation activity, both purchased and sold. For purchased participations, discuss how you monitor credit quality of the underlying loans.

Risk Factors - page 15

	33. While not required, please move the risk factor to a forward point in the document. This is important information that an investor needs as they read the document. Consider placing it after the description of business section.

	34. Provide each risk factor with an appropriate caption that describes the risk.

No Market for Units - page 15

	35. Revise the disclosure to indicate that no resales will be permitted until 9 months after the last issuance under this offering.

Directors and Executive Officers - page 19

	36. Please ensure that each bio identifies the employers during the last 5 years.

	37. With regard to Mr. Armitage`s facilitation in selling the units through AGA and ePlanning, please disclose what these entities` do in issuing the units and their compensation arrangement with the Company.

	38. Please revise to add Mr. Nelson to the Compensation table as he holds a Vice-President`s position.

Remuneration of directors and Officers - page 22

	39. Please provide a listing of each component form of compensation payable to each person identified. For each, give the percentage amount payable, this amount in dollar terms, and the dollar amount actually paid.

Securities Being Registered - page 22



	40. Revise the section on withdrawals from the Company and the definition of the capital account to state, if true, that a member`s capital account will be the initial investment, plus any reinvested earnings plus any undistributed earnings. If otherwise, revise the disclosure and advise us supplementally as to the basis for any alternative.

Recent Sales - page 26

	41. Supplementally advise the staff as to how long the training commission is payable, whether the manager or members bear the cost and, if the members, on what amount if the trailing commissions paid, e.g., only their original investment, etc.

Financial Statements
General

	42. Please refer to paragraphs 30 and 31 of Rule 5.02 of Regulation S-X and revise your balance sheet to provide the captions set forth therein. Also, offering costs should be offset against the securities issued.

	43. Please revise your statement of members` equity in the form of reconciliation for each major category of a beginning balance to an ending balance with all significant reconciling items described by appropriate captions. Refer to Rule 3-04 of Regulation S-X.

	44. Please revise the face of the financial statements to refer to September 26, 2003 as the date of inception, as applicable.

	45. Please revise the footnotes to the financial statements to disclose how the amount of the distribution of profits was determined. See our comment above on the format of the statement of members` equity and ensure your revisions reflect changes in equity resulting from profits distributed and profits reinvested.

Note 1 - Organization - page 34

	46. Please revise to describe all situations which would result in the manager not being required to allocate profits and losses on a monthly basis, such as would be the case in the creation of a reserve fund.





Note 2 - Summary of Significant Accounting Policies
Loans Secured by Deeds of Trust - page 36

	47. Please revise to clarify why you recognize interest income on loans under the simple interest method. Refer to SFAS 91 and disclose your accounting policy for loan origination costs.

Interest Reserve Account - page 37

	48. Please revise the balance sheet to separately disclose these funds and to identify them as restricted.

Note 4.  Related Party Transactions - page 42

	49. Please revise to disclose the amount and balance sheet classification of commissions payable to brokers at the end of the period.

Unaudited Financial Statements as of and for the Quarter Ended March
31, 2004

	50. Please revise these financial statements based on the comments issued on your audited financial statements.

	51. Please remove the reference, "For Internal Management Use Only", from these financial statements.

	52. Please revise the footnotes to disaggregate the management fees paid during the period based on the fee type.

General Accounting Comments

	53. Please revise to update your financial statements to comply with Item 310(g) of Regulation S-B.

	54.  Please revise to include the loan disclosures required by
Item III of Industry Guide 3, with appropriate updating as of the most recently completed fiscal quarter. Please disaggregate your disclosures by loan type and by the nature of your security interest (i.e., first, second or third deed of trust or other security, identifying that interest). Also, as your loan experience increases, please ensure that you include the credit quality disclosures of Item IV of the Guide.


General

File an amendment in response to our comments within 15 days of the date of this letter. Also, provide a letter that indicates by page number where you have responded to each of the above comments. If you believe a comment is inappropriate or inapplicable, indicate your position and the basis for your position in your letter. We may have additional comments after we have reviewed your revised materials and your response to our comments.

	Questions on any accounting issues should be directed to Heidi Smetzer at (202) 824-5463 or to Paul Cline, Senior Accountant at
(202) 942-1782. All other questions may be directed to Michael
Clampitt at (202) 942-1772. In this regard, do not hesitate to contact Todd Schiffman, Assistant Director, Office of Financial
Services (202) 942-1760.


						Sincerely,



						David S. Lyon
						Senior Financial Analyst

??

(.continued)







Mr. W. Webster
Lakeside Mortgage Fund, LLC
Page 1